SECURITIES AND EXCHANGE COMMISSION

 Washington, D. C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

20 January 2005

CRYSTAL GRAPHITE CORPORATION

#1750-999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

[indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

Form 20-F

   X

Form 40-F

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

 Yes

   X

No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL GRAPHITE CORPORATION

(Registrant)

“Lana Bea Turner”

Date:  20 Jan, 2005

by:

(Lana Bea Turner, Secretary)*

*Print the name and title of the signing officer under his signature.

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0167

Shares Outstanding: 44,409,671

CUSIP #229248109

CNQ Trading Symbol:  “CYTG”

OTCBB Trading Symbol: “CYTGF”

20 January, 2005

CRYSTAL GRAPHITE CORPORATION AMENDED THIRD QUARTER RESULTS

Vancouver, BC…Crystal Graphite Corporation (“CGC”) (CNQ:CYTG & OTCBB:CYTGF )…announced today that it has released an amended Interim Quarterly report for the third quarter ended May 31, 2004 of its 2004 fiscal year ending August 31, 2004 and filed the report with securities regulators on SEDAR. The amended report replaces the report that was originally filed on SEDAR on July 30, 2004.  The change involves a revaluation of the deemed price per share employed in valuing the acquisition of Canada Pumice from a deemed price of $0.74CDN to $0.45CDN per share.

In the Company’s unaudited interim consolidated financial statements for the nine months ended May 31, 2004 as originally filed on July 30, 2004, the Company reported the acquisition of Canada Pumice Corporation (“Canada Pumice”) in consideration of 15,345,000 common shares of the Company valued in accordance with management’s best valuation based upon traditional valuation indices of market price of the Company’s shares (then trading at about $0.55US) and valuation reports of the assets of Canada Pumice resulting in management’s best agreement with the vendor of a deemed value of $0.74CDN per share.

Upon recent review of the Canada Pumice acquisition with its auditors and guidance from the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section (“HB”) 1581, “Business Combinations”, management has accepted suggestions to reconsider the pricing mechanism and has determined that the transaction should be valued at $0.45CDN per share this being arrived at through a CICA calculation process of considering a number of factors including price fluctuations, liquidity issues and projected three year time based discount values.

An amended summary of management's discussion and analysis regarding the Canada Pumice acquisition reflecting the amended share price valuation is as follows (the following has an effective date of May 31, 2004):

Acquisition of Canada Pumice Corporation

On April 28, 2004 the Company purchased a British Columbia company named Canada Pumice Corporation (“Canada Pumice”), and its two inactive subsidiaries, Volcanic & Industrial Minerals Inc. (“VIMI”) and Cariboo Lava Corporation (“Cariboo Lava”).  Canada Pumice produces volcanic rock material including pumice and scoria at its Nazko Cone quarry near Quesnel, British Columbia.  Canada Pumice has a Mining Permit and two 30 year Mineral Leases which cover the entire volcanic material area.  Canada Pumice is now a wholly owned subsidiary of the Company by the acquisition of 100% of the issued and outstanding shares of Canada Pumice from Mr. Brian Wear in exchange for 15,345,000 shares of the Company.  A finder’s fee of 155,000 common shares was paid to an unrelated party on this acquisition.

The purchase method of accounting has been applied with the shares issued as consideration being recorded at $6,905,250, that being the value of the shares given up after considering price fluctuations, liquidity issues and exchange rates.  In addition, all legal, financing, accounting and consulting fees relating to the acquisition have been added as part of the purchase cost.

Details are as follows:

Shares issued to the vendor	$6,905,250
Shares issued for financing	900,000
Shares issued for finder’s fee	93,000
Legal fees	77,419
Financing fees	57,517
Accounting fees	37,175
Consulting fees	17,945
$8,088,306

At the date of the acquisition, the value of the identifiable net assets of Canada Pumice was as follows:

ASSETS
Cash	$4,745
Accounts receivable	135,316
Inventory	434,602
574,663
Mineral property costs	8,502,438
Property, plant and equipment, at net book value	115,742
Reclamation deposit	24,500
$9,217,343
LIABILITIES
Bank overdraft	$368,173
Accounts payable and accrued liabilities	78,963
Employee deductions payable	62,143
Line of credit	81,706
Due to related parties	486,828
Current portion of long-term debt	13,446
1,091,259
Long-term debt	13,278
Asset retirement obligation	24,500
$1,129,037

Total Purchase Price	$8,088,306

The excess value of the consideration given up has been allocated to mineral property costs.

The above changes have been reflected in the amended unaudited interim consolidated financial statements for the nine months ended May 31, 2004 as filed on January 20, 2005.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Canada Pumice and Canada Pumice’s wholly-owned inactive subsidiaries, VIMI and Cariboo Lava.  Results of operation are included from the date of acquisition.

Mr. Brian Wear has been appointed to the Board of Directors and has been appointed Senior Vice President and Chief Operating Officer (“COO”) of the Company.  Brian Wear has entered into a five-year management and option agreement with the Company to act as COO of the Company.  Gordon Sales remains President and Chairman of the Company.  Gordon Sales has been appointed to the boards of Canada Pumice and its operating subsidiaries.  Brian Wear remains the President of Canada Pumice Corporation and its two subsidiaries, VIMI and Cariboo Lava.  The committed debt financing of $4,000,000, arranged by a member of the Company’s board, for operating requirements and capital expansion was obtained 7 May 2004.  Concurrently with the acquisition of Canada Pumice, Brian Wear was engaged as Senior Vice-President and COO of the Company under contract and with a grant of 2,000,000 stock options to be priced at the deemed value of the value of the shares issued for the acquisition of Canada Pumice.

2

Suite #1750-999 West Hastings Street

Vancouver, BC V6C 2W2 Canada

Telephone: (604) 681-3060  Fax: (604)  682-4886

With Canada Pumice’s distribution agreements and professional marketing team in place it is well poised to address a significant market share in landscape and construction industries in Canada and the USA.  Canada Pumice has also made inroads and contacts for its products in Europe and the Pacific Rim.  From Canada Pumice’s company control rail siding and bulk loading facility in Quesnel, it has easy access to the Port of Prince Rupert and the Port of Vancouver. Canada Pumice has experience in shipping bulk by rail to its customer base.  Through its distributor and its network of warehousing throughout Canada, Canada Pumice is presently shipping custom bagged product to its distribution centers in BC, Alberta, Saskatchewan, Manitoba and Ontario where they are then forwarded to retail and industrial outlets.

On behalf of the Board of Directors

“Gordon J. Sales”

Gordon J. Sales

President & CEO

For further information, visit the Company’s website: http://www.crystalgraphite.com or contact the company via toll free 1-877-509-8877 or by email: gvanboeyen@crystalgraphite.com.

The CNQ has not reviewed and does not accept responsibility for the adequacy and accuracy of this information.

This release contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934.  Any statements that express or involve discussions with respect to prediction, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be “forward looking statements.”  Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  Forward looking statements in this action may be identified through the use of words such as “expects”, “will”, “anticipates”, “estimates”, “believes”, or statements indicating certain actions “may”, “could” or “might” occur.

3

Suite #1750-999 West Hastings Street

Vancouver, BC V6C 2W2 Canada

Telephone: (604) 681-3060  Fax: (604)  682-4886